

Mail Stop 7010

April 30, 2009

via U.S. mail and facsimile

Mr. Arthur L. Goldberg, Chief Financial Officer
Clear Skies Solar, Inc.
200 Old Country Road, Suite 610
Mineola, NY

> **RE:** **Clear Skies Solar, Inc.**
> **Form 8-K Item 4.01**
> **Filed April 27, 2009**
> **Form 8-K/A Item 4.01**
> **Filed April 29, 2009**
>
> **File # 000-53105**

Dear Mr. Goldberg:

We have completed our review of your filing and amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant